Exhibit 21

SmartHeat Inc. and subsidiaries as of December 31, 2010

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned by SmartHeat
Shenyang Taiyu Machinery & Electronic Co., Ltd.	People’s Republic of China	100%
SmartHeat (Siping) Beifang Energy Technology Co., Ltd.	People’s Republic of China	100%
SanDeKe Co., Ltd.	People’s Republic of China	100%
Beijing SmartHeat Jinhui Energy Technology Co., Ltd.	People’s Republic of China	52	%(1)
SmartHeat (China) Investment Co., Ltd.	People’s Republic of China	100%
SmartHeat (Shenyang) Energy Equipment Co., Ltd.	People’s Republic of China	100	%(2)
SmartHeat (Shanghai) Trading Co., Ltd.	People’s Republic of China	100%

(1)	Beijing SmartHeat Jinhui Energy Technology Co., Ltd. (“Jinhui”) is a joint venture of which we own 52%.
(2)	SmartHeat (Shenyang) Energy Equipment Co., Ltd is a wholly owned subsidiary of SmartHeat (China) Investment Co., Ltd.